SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of April 2011
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated April 11, 2011 in respect of the Notice of Annual General Meeting

2	Circular for Proposed Amendments to Articles of Association and Explanatory Statement on Repurchase Mandate dated April 11, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)
Date: April 12, 2011	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
Notice of Annual General Meeting
Notice is hereby given that the Annual General Meeting (the “Meeting”) of China Unicom (Hong Kong) Limited (the “Company”) will be held on 24 May 2011 at 3:00p.m. at Concord Room, 8/F, Renaissance Harbour View Hotel, 1 Harbour Road, Wan Chai, Hong Kong for the following purposes:
As Ordinary Business:
1. To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2010.
2. To declare a final dividend for the year ended 31 December 2010.
3. To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors for the year ending 31 December 2011.
4. To re-appoint Auditors, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2011.
And as Special Business, to consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions:
ORDINARY RESOLUTIONS
5. “THAT:
(A) subject to paragraphs (B) and (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HKD0.10 each in the capital of the Company including any form of depositary receipts representing the right to receive such shares (“Shares”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (A) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;
(C) for the purpose of this Resolution:
“Relevant Period” means the period from the passing of this Resolution until the earlier of:
(i) the conclusion of the next annual general meeting of the Company;
(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company’s articles of association (the “Articles of Association”) or the Companies Ordinance to be held; and
(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting.”
6. “THAT:
(A) subject to paragraph (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;
(B) the approval in paragraph (A) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;
(C) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorized by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum amount equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and
(D) for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earlier of:
(i) the conclusion of the next annual general meeting of the Company;
(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and
(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting; and
“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.”
7. “THAT the Directors be and are hereby authorized to exercise the powers of the Company referred to in paragraph (A) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (C) of such resolution.”
As Special Business, to consider and, if thought fit, to pass the following Resolution as a Special Resolution:
SPECIAL RESOLUTION
8. “THAT:
(A) Article 143(b) of the Articles of Association of the Company be deleted in its entirety and replaced with the following new Article 143(b):
“A copy of the relevant financial documents or the summary financial report shall, not less than 21 days before the meeting, be sent to the registered address of every member and debenture holder of the Company, or in the case of a joint holding to the member or debenture holder (as the case may be) whose name stands first in the appropriate Register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.”
(B) Article 143(c) of the Articles of Association of the Company be deleted in its entirety.

(C) Article 148 of the Articles of Association of the Company be deleted in its entirety and replaced with the following new Article 148:
“Any notice or document to be given or issued under these Articles shall be in writing, except that any such notice or document to be given or issued by or on behalf of the Company under these Articles (including any “corporate communication” within the meaning ascribed thereto in the Listing Rules) shall be in writing which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form (including an electronic communication and communication made available on a website) whether having physical substance or not may be served on or delivered or sent by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any other applicable laws, rules and regulations:
(i) personally;
(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a member at his registered address as appearing in the Register of Members or in the case of another entitled person, to such address as he may provide;
(iii) by delivering or leaving it at such address as aforesaid;
(iv) by advertisement in an English language newspaper and a Chinese language newspaper in Hong Kong in accordance with the Listing Rules;
(v) by transmitting it as an electronic communication to the entitled person at such electronic address as he may have provided; or
(vi) by making it available on a website.”
(D) Article 149 of the Articles of Association of the Company be deleted in its entirety and replaced with the following new Article 149:
“Any notice or document (including any “corporate communication” within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:
(i) if sent by post, shall be deemed to have been served or delivered on the working day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office (airmail if posted from Hong Kong to an address outside Hong Kong) and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so properly prepaid, addressed and put into such post office shall be conclusive evidence thereof;
(ii) if not sent by post but delivered or left at a registered address by the Company, shall be deemed to have been served or delivered on the day it was so left;

(iii) if published by way of a newspaper advertisement, shall be deemed to have been served or delivered on the date on which it is advertised in one English language newspaper and one Chinese language newspaper in Hong Kong;
(iv) if sent as an electronic communication, shall be deemed to have been served 48 hours after it has been sent by electronic means, provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender’s control shall not invalidate the effectiveness of the notice or document being served; and
(v) if made available on a website, shall be deemed to have been served 48 hours after the later of the time when it is first made available on the website and the time when the entitled person receives a notification that such notice or document has been made available on the website.”

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary
Hong Kong, 11 April 2011
Notes:
1. Any member entitled to attend and vote at the Meeting is entitled to appoint one or not exceeding two proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.
2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong at least 48 hours before the time for holding the Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.
3. The Directors have recommended a final dividend for the year ended 31 December 2010 of RMB0.08 per share and subject to the passing of the Resolution 2 above, the dividend is expected to be paid in Hong Kong dollars on or about 22 June 2011 to those shareholders whose names appear on the Company’s register of shareholders on 24 May 2011.
4. The Register of the shareholders will be closed from 20 May 2011 to 24 May 2011 (both days inclusive), during which dates no transfer of shares of the Company will be effected. In order to qualify for (i) attendance and voting at the Meeting (or any adjournment thereof) and (ii) the proposed final dividend, all transfers, accompanied by the relevant certificates must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on 19 May 2011.
5. In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares, as required by the Listing Rules, will be set out in a separate circular from the Company to be enclosed with the 2010 annual report.
6. The votes to be taken at the Meeting will be taken by poll, the results of which will be announced after the Meeting.

As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin

Exhibit 2
THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.
If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in China Unicom (Hong Kong) Limited, you should at once hand this circular and the accompanying forms of proxies to the purchaser or the transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)

Executive Directors	Registered office
Chang Xiaobing	75th Floor, The Center
Lu Yimin	99 Queen’s Road Central
Tong Jilu	Hong Kong
Li Fushen

Non-executive Director
Cesareo Alierta Izuel

Independent Non-executive Directors
Cheung Wing Lam Linus
Wong Wai Ming
John Lawson Thornton
Timpson Chung Shui Ming
Cai Hongbin

11 April 2011
To the Shareholders
Dear Sir or Madam,
PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION AND
EXPLANATORY STATEMENT ON REPURCHASE MANDATE

1.	INTRODUCTION
The purpose of this circular is to provide you with details relating to the proposed amendments to the Articles of Association. This circular also serves as the explanatory statement required to be sent to the Shareholders under the Listing Rules in connection with the Repurchase Mandate and constitutes a memorandum required under section 49BA of the Companies Ordinance.
2.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Reasons for Amending the Articles of Association
In view of the commencement of Part 6 of the Companies (Amendment) Ordinance 2010 relating to the use of electronic means or website for communications with shareholders of a company, the Board proposes that certain amendments be made to the relevant provisions of the Articles of Association relating to the use of electronic means and the Company’s website for communications with Shareholders to conform to the amendments to the Companies Ordinance.
Proposed Amendments to the Articles of Association
(1)	Article 143(b) of the Articles of Association

The existing Article 143(b) of the Articles of Association reads as follows:

“Subject to paragraph (C) below, a copy of the relevant financial documents or the summary financial report shall, not less than 21 days before the meeting, be delivered or sent by post to the registered address of every member and debenture holder of the Company, or in the case of a joint holding to the member or debenture holder (as the case may be) whose name stands first in the appropriate Register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.”

It is proposed that the existing Article 143(b) of the Articles of Association be deleted in its entirety and replaced with the following new Article 143(b):

“A copy of the relevant financial documents or the summary financial report shall, not less than 21 days before the meeting, be sent to the registered address of every member and debenture holder of the Company, or in the case of a joint holding to the member or debenture holder (as the case may be) whose name stands first in the appropriate Register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.”

(2)	Article 143(c) of the Articles of Association

The existing Article 143(c) of the Articles of Association reads as follows:

“Where a member or debenture holder of the Company has, in accordance with the Ordinance, the Listing Rules and any other applicable laws, rules and regulations, consented to treat the publication of the relevant financial documents and/or the summary financial report on the Company’s computer network as discharging the Company’s obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report, then subject to compliance with the Ordinance, the Listing Rules and any other applicable laws, rules and regulations, publication by the Company on the Company’s computer network of the relevant financial documents and/or the summary financial report at least 21 days before the date of the meeting shall, in relation to each such member or debenture holder of the Company, be deemed to discharge the Company’s obligations under paragraph (B) above.”

It is proposed that the existing Article 143(c) of the Articles of Association be deleted in its entirety.

(3)	Article 148 of the Articles of Association

The existing Article 148 of the Articles of Association reads as follows:

“Any notice or document to be given or issued under these Articles shall be in writing, except that any such notice or document to be given or issued by or on behalf of the Company under these Articles (including any “corporate communication” within the meaning ascribed thereto in the Listing Rules) shall be in writing which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form (including an electronic communication and communication made available on a website) whether having physical substance or not may be served or delivered by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any other applicable laws, rules and regulations:

(i)	personally;

(ii)
by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a member at his registered address as appearing in the Register of Members or in the case of another entitled person, to such address as he may provide;

(iii)	by delivering or leaving it at such address as aforesaid;

(iv)	by advertisement in an English language newspaper and a Chinese language newspaper in Hong Kong in accordance with the Listing Rules;

(v)	by transmitting it as an electronic communication to the entitled person at such electronic address as he may have provided; or

(vi)	by publishing it on a computer network.”

It is proposed that the existing Article 148 of the Articles of Association be deleted in its entirety and replaced with the following new Article 148:
“Any notice or document to be given or issued under these Articles shall be in writing, except that any such notice or document to be given or issued by or on behalf of the Company under these Articles (including any “corporate communication” within the meaning ascribed thereto in the Listing Rules) shall be in writing which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form (including an electronic communication and communication made available on a website) whether having physical substance or not may be served on or delivered or sent by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any other applicable laws, rules and regulations:
(i)	personally;

(ii)
by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a member at his registered address as appearing in the Register of Members or in the case of another entitled person, to such address as he may provide;

(iii)	by delivering or leaving it at such address as aforesaid;

(iv)	by advertisement in an English language newspaper and a Chinese language newspaper in Hong Kong in accordance with the Listing Rules;

(v)	by transmitting it as an electronic communication to the entitled person at such electronic address as he may have provided; or

(vi)	by making it available on a website.”
(4)	Article 149 of the Articles of Association

The existing Article 149 of the Articles of Association reads as follows:

“Any notice or document (including any “corporate communication” within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:
(i)
if sent by post, shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office (airmail if posted from Hong Kong to an address outside Hong Kong) and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so properly prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(ii)	if not sent by post but delivered or left at a registered address by the Company, shall be deemed to have been served on the day it was so delivered or left;

(iii)
if published by way of a newspaper advertisement, shall be deemed to have been served on the date on which it is advertised in one English language newspaper and one Chinese language newspaper in Hong Kong;

(iv)
if sent as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender’s control shall not invalidate the effectiveness of the notice or document being served; and

(v)
if published on the Company’s computer network, shall be deemed to have been served on the day on which the notice or document is published on the Company’s computer network to which the entitled person may have access.”

It is proposed that the existing Article 149 of the Articles of Association be deleted in its entirety and replaced with the following new Article 149:
“Any notice or document (including any “corporate communication” within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:
(i)
if sent by post, shall be deemed to have been served or delivered on the working day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office (airmail if posted from Hong Kong to an address outside Hong Kong) and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so properly prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(ii)	if not sent by post but delivered or left at a registered address by the Company, shall be deemed to have been served or delivered on the day it was so left;

(iii)
if published by way of a newspaper advertisement, shall be deemed to have been served or delivered on the date on which it is advertised in one English language newspaper and one Chinese language newspaper in Hong Kong;

(iv)
if sent as an electronic communication, shall be deemed to have been served 48 hours after it has been sent by electronic means, provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender’s control shall not invalidate the effectiveness of the notice or document being served; and

(v)
if made available on a website, shall be deemed to have been served 48 hours after the later of the time when it is first made available on the website and the time when the entitled person receives a notification that such notice or document has been made available on the website.”

Approval by the Shareholders for the Proposed Amendments to the Articles of Association
Pursuant to the Articles of Association and applicable law, the proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of special resolution at the AGM to be held on 24 May 2011 at Concord Room, 8/F, Renaissance Harbour View Hotel, 1 Harbour Road, Wan Chai, Hong Kong.
None of the Shareholders has a material interest in the proposed amendments to the Articles of Association. Accordingly, none of the Shareholders are required to abstain from voting at the AGM on the resolution relating to such matter.
Recommendation
The Board considers that the proposed amendments to the Articles of Association are in the interest of the Company and the Shareholders as a whole. Accordingly, the Board recommends that the Shareholders vote in favour of the special resolution to be proposed at the AGM to approve the proposed amendments to the Articles of Association, as detailed in the AGM Notice.
3.	EXPLANATORY STATEMENT ON REPURCHASE MANDATE

Exercise of the Repurchase Mandate
The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company. It is proposed that up to 10% of the issued and outstanding Shares on the date of the passing of the ordinary resolution to approve the Repurchase Mandate may be repurchased. As at the Latest Practicable Date, 23,562,176,959 Shares were in issue and outstanding. On the basis of such figure, the Directors would be authorised to repurchase up to 2,356,217,695 Shares during the period up to the date of the next annual general meeting in 2012, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the Shareholders at a general meeting, whichever of these three events occurs first.
Reasons for Repurchases
Repurchases of Shares will only be made when the Directors believe that they will benefit the Company and its Shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.
Funding of Repurchases
Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilised for such purpose in accordance with its Memorandum and Articles of Association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Companies Ordinance, a company’s profits available for distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2010) in the event that the Repurchase Mandate is exercised in full.
However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital or gearing position, which in the opinion of the Directors are from time to time appropriate for the Company.
Disclosure of Interests
None of the Directors, and to the best of their knowledge, having made all reasonable enquires, none of their associates, have any present intention to sell Shares to the Company if the Repurchase Mandate is approved by the Shareholders.
No connected persons of the Company have notified the Company that they (i) have a present intention to sell Shares to the Company or (ii) have undertaken not to sell Shares to the Company, if the Repurchase Mandate is approved by the Shareholders.
Directors’ Undertaking
The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.
Share Repurchases Made by the Company
No repurchases of Share have been made by the Company (whether on the Stock Exchange or otherwise) during the six months preceding the date of this circular.
Takeovers Code Consequences
If as a result of a repurchase of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholders of the Company are, Unicom BVI and Netcom BVI. Unicom BVI, was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having an interest in 9,725,000,020 Shares, representing approximately 41.27% of the issued and outstanding share capital of the Company as at that date. If the Repurchase Mandate is exercised in full, Unicom BVI will be interested in approximately 45.86% of the reduced issued and outstanding share capital of the Company based on Unicom BVI’s interest in the issued and outstanding share capital of the Company and the total number of issued and outstanding Shares as at the Latest Practicable Date. Netcom BVI, was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having a beneficial interest in 7,008,353,115 Shares, representing approximately 29.74% of the issued and outstanding share capital of the Company as at that date. If the Repurchase Mandate is exercised in full, Netcom BVI will be interested in approximately 33.05% of the reduced issued and outstanding share capital of the Company based on Netcom BVI’s interest in the issued and outstanding share capital of the Company and the total number of issued and outstanding Shares as at the Latest Practicable Date. Unicom BVI and Netcom BVI are presumed to be acting in concert with each other in respect of their aggregate 71.02% shareholding in the Company pursuant to class (1) of the definition of “acting in concert” in the Takeovers Code as they are both ultimately controlled by Unicom Parent. Therefore, as the aggregate shareholding in the Company held by Unicom BVI and Netcom BVI, being persons acting in concert, exceeds 50%, exercise of the Repurchase Mandate should, subject to the specific circumstances in the particular case, not result in a mandatory offer obligation upon Unicom BVI and Netcom BVI under Rule 26 of the Takeovers Code. Furthermore, if the Repurchase Mandate is exercised in full, the percentage of the reduced issued and outstanding share capital of the Company in public hands will not fall below the minimum prescribed level of 10%, such level being the minimum prescribed level applied to the Company pursuant to a waiver granted by the Stock Exchange. Save as disclosed above, the Directors are not aware of any other consequences that may arise under the Takeovers Code as a result of a repurchase of the Shares.

Market Prices
The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date are as follows:

	Traded market price
	Highest	Lowest
	HKD	HKD
2010
April	9.82	8.76
May	9.95	8.73
June	10.84	8.92
July	10.82	9.84
August	10.98	10.08
September	12.22	10.76
October	11.80	10.92
November	11.46	10.24
December	11.70	10.30

2011
January	13.30	10.96
February	13.72	12.32
March	13.67	12.10
Extension of Share Issue Mandate
A resolution as set out in item 7 of the AGM Notice will also be proposed at the Annual General Meeting authorising the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the nominal amount of any Shares repurchased pursuant to the Repurchase Mandate.
4.	DEFINITIONS
In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“AGM”	the Annual General Meeting of the Company to be held on 24 May 2011 at Concord Room, 8/F, Renaissance Harbour View Hotel, 1 Harbour Road, Wan Chai, Hong Kong

“AGM Notice”	notice of the AGM dated 11 April 2011

“Articles of Association”	the articles of association of the Company adopted on 1 June 2000 and amended pursuant to special resolutions passed on 12 May 2004 and 16 September 2008, respectively

“associate”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of directors of the Company

“Companies Ordinance”	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)

“Company”	China Unicom (Hong Kong) Limited, a company incorporated under the laws of Hong Kong with limited liability and whose Shares and American Depositary Shares are listed on the Stock Exchange and the New York Stock Exchange, respectively

“connected person”	has the meaning ascribed to it in the Listing Rules

“corporate communications”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Latest Practicable Date”	31 March 2011

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Netcom BVI”	China Netcom Group Corporation (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

“Repurchase Mandate”	the mandate granted to the Company if the ordinary resolution set out in item 5 of the AGM Notice is passed

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Shares”	ordinary shares with a par value of HKD0.10 each in the capital of the Company

“Shareholders”	the shareholders of the Company

“Takeovers Code”	Hong Kong Code on Takeovers and Mergers

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

“Unicom Parent”	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

By Order of the Board
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary